SEC FILE NUMBER 001-34835

CUSIP NUMBER
29404K106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Envestnet, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

35 East Wacker Drive, Suite 2400

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60601

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Registrant’s Current Reports on Form 8-K filed on February 14, 2013 and April 2, 2013, in January 2013, it was determined that certain services that McGladrey LLP (“McGladrey”), the Registrant’s former independent registered public accountants, had provided in prior years to the Registrant may be inconsistent with the Securities and Exchange Commission’s rules on auditor independence. Following discussions between McGladrey, the Registrant and the staff of the Securities and Exchange Commission (the “Commission”) regarding the application of the Commission’s independence rules to the aforementioned services, the Registrant’s Audit Committee terminated McGladrey as the Registrant’s independent registered public accountants on February 13, 2013.

On February 14, 2013, the Registrant’s Audit Committee engaged KPMG LLP (“KPMG”) as its independent registered public accounting firm for the Registrant’s fiscal year ended December 31, 2012 and to re-audit the Registrant’s financial statements for the year ended December 31, 2011. This decision was made in light of the current regulatory environment and to ensure independent audit opinions are provided on those financial statements. As a result of further developments, on April 2, 2013, the Registrant’s Audit Committee engaged KPMG to re-audit the Registrant’s financial statements for the year ended December 31, 2010 that will be contained in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”).

The Registrant continues to work diligently to facilitate having the necessary audits of 2010, 2011 and 2012 completed as quickly as reasonably practicable and cannot file its Quarterly Report on Form 10-Q for the period ended March 31, 2013 (the “1Q2013 Form 10-Q”) until the 2012 Form 10-K is filed.

As a result of the foregoing, the Registrant is unable to file the 1Q2013 Form 10-Q within the prescribed time period without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Peter H. D’Arrigo	312	827-2800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2012

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is still completing work necessary to finalize its financial statements for the quarter ended March 31, 2013 but currently expects to report significantly increased revenue and operating expense as compared to the quarter ended March 31, 2012.

Envestnet, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2013	By	/s/ Peter H. D’Arrigo
		Name	Peter H. D’Arrigo
		Title	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.